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CATHERINE FAUVER

catherine.fauver@dechert.com
+1 617 728 7190 Direct
+1 617 426 6567 Fax

November 1, 2023

VIA EDGAR

Christopher Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Goldman Sachs ETF Trust (the “Registrant”)
SEC File Nos. 333-200933 and 811-23013
Post-Effective Amendment No. 571 to the Registration Statement on Form N-1A

Dear Mr. Bellacicco,

This letter responds to the comment you provided to Stephanie Capistron, Cynthia Yi and me during a telephonic discussion on October 31, 2023 with respect to your review of the Registrant’s responses (filed on October 27, 2023) to comments provided by you to Post-Effective Amendment No. 571 (the “Amendment”) to the Registrant’s registration statement, filed with the U.S. Securities and Exchange Commission (“SEC”) on August 22, 2023. The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, for the purpose of registering shares of the Goldman Sachs MarketBeta® Russell 1000 Growth Equity ETF (formerly, “Goldman Sachs MarketBeta® Large Cap Growth Equity ETF”) and Goldman Sachs MarketBeta® Russell 1000 Value Equity ETF (formerly, “Goldman Sachs MarketBeta® Large Cap Value Equity ETF”), each a new series of the Registrant (each, a “Fund,” and collectively, the “Funds”). We have reproduced your comment below, followed by the Registrant’s response. Capitalized terms have the meanings attributed to such terms in the registration agreement.

Prospectus

1.

Comment: Please clarify how the capping methodology applied by the Index is designed to ensure that a Fund operates in accordance with the requirements for a “diversified company” under Section 5(b)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: As noted in the prior response letter, at the time of each quarterly Index rebalance: (i) all companies that have a weight greater than 4.5% in aggregate are no more than 22.5% of the Index and (ii) no individual company in the Index has a weight greater than 22.5% of the Index. The Registrant notes that both standards must be met (i.e., if an individual company has a weight of 22.5%, there can be no other greater than 4.5% constituents at the time of rebalance). In addition, each Index is monitored daily to ensure that companies that have a weight greater than 4.8% in aggregate are no more than 24% of the Index.

The Registrant notes that, for a fund to qualify as diversified under Section 5(b)(1) of the 1940 Act, at least 75% of the fund’s total assets must be represented by cash and cash items (including receivables), U.S. government securities, securities of other investment companies, and other securities for the purposes of this calculation limited in respect of any one issuer to an amount not greater in value than 5% of the value of the total assets of such fund and to not more than 10% of the outstanding voting securities of such issuer (the “75% Requirement”). The Registrant believes the capping methodology is designed to satisfy this standard. In particular, the Registrant confirms that where a Fund invests more than 5% of its total assets in an issuer, it will not count that investment toward the 75% Requirement.

* * * * * * *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7190 if you wish to discuss this correspondence further.

Sincerely,

/s/ Catherine Fauver

Catherine Fauver

cc:	Caroline Kraus, Goldman Sachs & Co. LLC

Robert Griffith, Goldman Sachs & Co. LLC

Shane Shannon, Goldman Sachs & Co. LLC

Stephanie Capistron, Dechert LLP